Ferguson Enterprises Inc.

751 Lakefront Commons

Newport News, Virginia 23606

April 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Brian Fetterolf

Re:	Ferguson Enterprises Inc. Registration Statement on Form S-4 File No. 333-277589

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ferguson Enterprises Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4, File No. 333-277589 (the “Registration Statement”) to 9:00 a.m., Eastern Time, on April 18, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Sophia Hudson at (212) 446-4750 or Asher Qazi at (212) 390-4462, of Kirkland & Ellis LLP, special counsel to the Company, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
/s/ Ian Graham
Ian Graham Corporate Secretary